SunAmerica Equity Funds
SPECIAL MEETING OF SHAREHOLDERS -
Proxy Voting Results - November 7, 2001
(Unaudited)

A Special Meeting of the Shareholders of the International Equity Portfolio, a series of SunAmerica Style Select Series, was held on November 7, 2001. The shareholders voted on a proposal to approve the reorganization of the SunAmerica
Style Select International Equity Portfolio with the newly created SunAmerica Mutual Fund - the SunAmerica
International Equity Fund (the "New" SunAmerica
International Equity) a series of SunAmerica Equity Funds.

The results of the proposal voted on by shareholders of the SunAmerica Style Select International Equity Portfolio was as follows:

1. Affirmative                2,504,756
    Against                           86,178
    Abstrain                        191,484
    Total Shares Voted    2,590,934